PROSPECTUS
----------
                                             Filed Pursuant to Rule 424(b)(3)
                                             Registration No. 333-73125


                                 360,653 Shares


                                   I N C Y T E
                      P H A R M A C E U T I C A L S, I N C.


                                  Common Stock

                                 --------------


     These shares may be offered and sold at various times by the stockholders identified in this prospectus. The offering is not being underwritten. These shares were issued in connection with our acquisition of Hexagen Limited in September 1998.

     The selling stockholders may offer and sell their shares in transactions on the Nasdaq National Market, in negotiated transactions, or both. These sales may occur at fixed prices that are subject to change, at prices that are determined by prevailing market prices, or at negotiated prices.

     The selling stockholders may sell shares to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholders, the purchasers of the shares, or both. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "INCY." On March 22, 1998, the closing price of one share of our common stock was $22.625

                                ---------------

     Investing in our common stock involves a high degree of risk. You should carefully read and consider the "Risk Factors" beginning on page 4.

                                ---------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


                                 ---------------












                  The date of this prospectus is March 23, 1999


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     We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Incyte common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

     You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to "we," "us," "our," or the "Company" in this prospectus mean Incyte Pharmaceuticals, Inc. and its subsidiaries, except where it is made clear that the term means only the parent company. All references to "Incyte" in this prospectus mean Incyte Pharmaceuticals, Inc., the parent company.



                           FORWARD-LOOKING STATEMENTS

     When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements under the captions "Risk Factors" and "The Company" as to the adequacy of capital resources, growth in operations, the ability to commercialize products developed under collaborations and alliances, the performance and utility of our products and services, and Year 2000-related actions. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the extent to which the pharmaceutical and biotechnology industries use genomic information in research and development, risks relating to the development of new database products and their use by our potential collaborators, and the risks set forth under "Risk Factors."





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                                   THE COMPANY

     We have developed an integrated platform of genomic technologies designed to help pharmaceutical and biotechnology companies understand the molecular basis of disease. Specifically, we develop and market genomic information-based tools, including database products, genomic data management software tools, microarray-based gene expression services, genomic reagents, and related services.

     Our information-based products and services help pharmaceutical and biotechnology companies to discover and develop new drugs. These products and services also could be useful in both the clinical development of new drugs and disease management. Our customers can use these products and services to identify new disease targets and pathways and to evaluate the safety and efficacy of new drugs.

     Our database products include sequence and expression information. Sequence information represents the sequence of the nucleotides, also called bases, that comprise genes. Expression information can identify which genes are active or inactive, and the levels of activity, in normal and diseased cells. Our reagent products and services include high-throughput DNA screening, custom robotic services, contract DNA preparation, gene mapping services, DNA clones, and DNA libraries.

     In February 1999, we announced that we will not pursue a recapitalization proposal that would have established a new series of common stock, commonly called tracking stock, intended to track the performance of a new business unit called Incyte Genetics. We decided to recombine the Incyte Genetics business unit and its programs with the rest of our businesses. The Incyte Genetics business unit was formed in August 1998 to focus on human gene mapping, human genome sequencing, and discovery of a type of genetic variation, called single nucleotide polymorphisms or SNPs. SNPs represent single base variations in genes that may correlate to an individual's susceptibility to disease. Gene mapping determines the relative position of genes on a DNA molecule and the distance between neighboring genes. Genome sequencing determines the sequence of the bases that comprise genes.

     Incyte was incorporated in Delaware in 1991. Our executive offices are located at 3174 Porter Drive, Palo Alto, California 94304 and our telephone number is (650) 855-0555.





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                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should read and consider carefully the following factors before deciding to invest. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In this event, the trading price of our common stock could decline and you could lose all or part of your investment.

     We Have Had Only Limited Periods of Profitability, and We Expect to Incur Losses in the Future and May Not Return to Profitability

     We had net losses each year from inception in 1991 through 1996, and reported net income in 1997 and 1998. However, because of those prior year losses, we had an accumulated deficit of $28.4 million as of December 31, 1998. Because we intend to make a significant investment in the programs formerly associated with the Incyte Genetics business unit over the next 12 to 24 months, we expect to report a net loss for 1999 and possibly 2000. We may report net losses in future periods as well.

     We expect that our expenditures will continue to increase, due in part to:

     o our continued investment in new product and technology development, including the ramp-up of our genomic sequencing, mapping and SNP-discovery programs,

     o obligations under existing and future research and development alliances, and

     o  our increasing investment in marketing, sales and customer service.

     Our profitability depends on our ability to increase our revenues:

     To generate significant revenues, we must obtain additional database collaborators and retain existing collaborators. While we had 22 database agreements as of December 31, 1998, we may be unable to enter into any additional agreements. Our database agreements typically have a term of three years, and we cannot assure you that any will be renewed upon expiration. Our database revenues are also affected by the extent to which existing collaborators expand their agreements with us to include our new database products. Some of our database agreements require us to meet performance obligations. A database collaborator can terminate its agreement before the end of its scheduled term if we breach the agreement and fail to cure the breach within a specified period.

     Our revenues and profitability will also depend on our ability to expand our customer base for microarray services. We acquired Synteni, Inc. in January 1998 primarily for this purpose. Synteni's contribution to our operating results will depend on whether we can obtain high-volume customers for microarray services and the costs associated with increasing our microarray production capacity. Before we acquired Synteni, its microarray service agreements consisted of small volume pilot or feasibility agreements.



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     We do not expect milestone or royalty payments to contribute to revenues for a substantial period of time. Part of our strategy is to license to database collaborators our know how and patent rights associated with the gene sequences and related information in our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical testing and regulatory approval before commercialization. Accordingly, we do not expect to receive any milestone or royalty payments from any of these licenses for a substantial period of time, if at all.

Our Operating Results May Fluctuate Significantly

     Our operating results are unpredictable and may fluctuate significantly from period to period due to a variety of factors, including:

     o  changes in the demand for our products and services;

     o  the introduction of competitive databases or services;

     o  the pricing of access to our databases;

     o the nature, pricing and timing of other products and services provided to our collaborators;

     o changes in the research and development budgets of our collaborators and potential collaborators;

     o  depreciation expense from capital expenditures;

     o acquisition, licensing and other costs related to the expansion of our operations, including operating losses of acquired businesses such as Synteni and Hexagen Limited;

     o losses and expenses related to our investments in joint ventures and businesses, including our proportionate share of operating losses of our diaDexus, LLC, joint venture with SmithKline Beecham Corporation;

     o payments of milestones, license fees or research payments under the terms of our increasing number of external alliances; and

     o expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights (including the lawsuits filed by Affymetrix, Inc. described below).

     In particular, revenues from our database business are unpredictable because:

     o the timing of our database installations is determined by our collaborators,

     o  the sales cycle for our database products is lengthy, and

     o  the time required to complete custom orders can vary significantly.


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     We expect our microarray services to represent an increasing amount of our revenues. Revenues from these sources depend on volume of usage by our collaborators, and can therefore fluctuate significantly.

     We are investing in a number of new areas to try to broaden our business. These areas include genomic sequencing and mapping, SNP discovery, molecular diagnostics, and proteomics, or the large scale, high-throughput analysis of protein expression. Because many of these address new markets or involve untested technologies, they may not generate any revenues or provide an adequate return on our investment. In these cases, we may have to recognize expenses or losses.

     We have significant fixed expenses, due in part to our need to continue to invest in product development and extensive support for our database collaborators. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would adversely affect our operating results for that period. Forecasting operating and integration expenses for acquired businesses may be particularly difficult, especially where the acquired business focuses on technologies that do not have an established market.

     We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price will likely fall, possibly by a significant amount.

We Experience Intense Competition and Rapid Technological Change

     Genomic businesses are intensely competitive. The human genome contains a finite number of genes. Our competitors may seek to identify, sequence and determine the biological function of numerous genes in order to obtain a proprietary position with respect to new genes. We believe that the first company to sequence all or the commercially relevant portion of the human genome should have a competitive advantage. A number of companies, other institutions and government-financed entities are engaged in gene sequencing, gene discovery, gene expression analysis, positional cloning, the study of genetic variation, and other genomic service businesses. Many of these companies, institutions and entities have greater financial and human resources than we do.

     Some of our competitors have developed databases containing gene sequence, gene expression, genetic variation or other genomic information and are marketing or plan to market their data to pharmaceutical companies. Additional competitors may attempt to establish databases containing this information in the future. We expect that competition in our industry will continue to intensify. We also believe that some pharmaceutical companies are discussing the possibility of working together to discover SNPs and share SNP-related data among themselves. The formation of this sort of consortium could reduce the prospective customer base for our SNP-related business.

     Patent positions or public disclosures may reduce the value of our databases. Competitors may discover and establish patent positions with respect to gene sequences in our databases. Further, certain entities engaged in gene sequencing have made the results of their sequencing efforts publicly available. The Celera Genomics Group of The Perkin-Elmer Corporation has announced plans to sequence the entire human genome within three years and to make the basic human sequence data publicly available. The public availability of gene sequences or resulting patent positions covering substantial portions of the human genome or microbial or plant genomes could reduce the potential


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value of our databases to our collaborators. It could also impair our ability to realize royalties or other revenue from any commercialized products based on this genetic information.

     Competitors may develop superior technology. The gene sequencing machines used in our computer-aided sequencing operations are commercially available and are being used by at least one competitor. In addition, some of our competitors and potential competitors are developing proprietary sequencing technologies that may be more advanced than ours. Perkin-Elmer has announced that it has begun commercial shipments of a new gel-based sequencing machine, and that a large number of these machines will be provided to Celera. We may be unable to obtain access to these machines on acceptable terms.

     In addition, a number of companies are pursuing alternative methods for generating gene expression information, including microarray technologies. These advanced sequencing or gene expression technologies may not be commercially available for us to purchase or license on reasonable terms, if at all. At least one other company currently offers microarray-based services that might be competitive with ours.

     Our SNP discovery platform represents a modification of a process that is in the public domain. We are seeking patent protection for these improvements, but have not yet received any patents. Other companies could make similar or superior improvements to this process without infringing our rights, and we may not have access to those improvements. The discovery of SNPs is a competitive area. Other companies may develop or obtain access to different SNP discovery platforms, to which we may not have access, that may make our technology obsolete.

     We also face competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data. Some of these entities have access to significantly greater resources than we do, and their products may achieve greater market acceptance than ours.

     We must continue to invest in new technologies. The genomics industry is characterized by extensive research efforts, resulting in rapid technological progress. To remain competitive, we must continue to expand our databases, improve our software, and invest in new technologies. New developments are expected to continue, and discoveries by others may render our services and potential products noncompetitive.

We Are Involved in Patent Litigation

     In January 1998, Affymetrix filed a lawsuit in federal court alleging infringement of U.S. patent number 5,445,934 by both Synteni and Incyte. The complaint alleges that the '934 patent has been infringed by Synteni's and Incyte's making, using, selling, importing, distributing or offering to sell high density arrays in the United States and that this infringement was willful. Affymetrix seeks a permanent injunction enjoining Synteni and Incyte from further infringement of the '934 patent and seeks damages, costs, attorneys' fees and interest. Affymetrix also requests triple damages based on allegedly willful infringement.

     In September 1998, Affymetrix filed an additional lawsuit alleging infringement of U.S. patent numbers 5,744,305 and 5,800,992 by Synteni and Incyte. The complaint alleges that the '305 patent has been infringed by Synteni's and Incyte's making, using, selling, importing, distributing or offering


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to sell high density arrays in the United States. It also alleges that the '992 patent has been infringed by the use of Synteni's and Incyte's GEM(TM) microarray technology to conduct gene expression monitoring using two-color labeling and that this infringement was willful. Affymetrix seeks a preliminary injunction enjoining Synteni and Incyte from using GEM microarray technology to conduct this kind of gene expression monitoring, and a permanent injunction enjoining Synteni and Incyte from further infringing the '305 and '992 patents.

     The lawsuits were initially filed in the United States District Court for the District of Delaware. In November 1998, the court granted Incyte's motion to transfer the suits to the United States District Court for the Northern District of California. A hearing on Affymetrix's request for a preliminary injunction is scheduled for April 30, 1999. No date has been set regarding the trial of any of Affymetrix's other allegations.

     In January 1999, the United States Patent and Trademark Office notified Incyte of the patentability of claims directed to two-color hybridization licensed exclusively to Incyte. The USPTO examiner has agreed with Incyte that certain claims overlap with those of the '992 patent. Therefore, the USPTO has recommended that the Board of Patent Appeals and Interferences declare an interference between Incyte's two-color hybridization claims and the corresponding claims in the '992 patent.

     We believe we have meritorious defenses and intend to defend these suits vigorously. However, our defense may be unsuccessful. At this time, we cannot reasonably estimate the possible range of any loss resulting from these suits due to uncertainty about the ultimate outcome. We have spent and expect to continue to spend a significant amount of money and management time on this litigation. Also, if we are required to license any technology as a result of these suits, we do not know whether we will be able to do so on commercially acceptable terms, if at all.

We Are Spending a Lot of Money on New and Uncertain Businesses and Demand for Our Products and Services May be Insufficient to Cover Our Costs

     There is no precedent for our microarray-based gene expression service business or the use of SNP-based genetic variation information. The usefulness of the information generated by these businesses is unproven. Our collaborators and potential collaborators may determine that our databases, software tools and microarray-related services are not useful or cost-effective. Due to the nature and price of the products and services we offer, only a limited number of companies are potential collaborators for our products and services. If we do not develop these new products and services in time to meet market demand or if there is insufficient demand for these products and services, we may not be able to cover our costs of developing these products and services or earn a sufficient return on our investment.

     Additional factors that may affect demand for our products and services include:

    o the extent to which pharmaceutical and biotechnology companies conduct these activities in-house or through industry consortia;

    o the emergence of competitors offering similar services at competitive prices;

    o the extent to which the information in our databases is made public or is covered by others' patents;


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     o  our ability to establish and enforce proprietary rights to our products;

     o regulatory developments or changes in public perceptions relating to the use of genetic information and the diagnosis and treatment of disease based on genetic information; and

     o technological innovations that are more advanced than the technologies that we have developed or that are available to us.

Many of these factors are beyond our control.

Our New Programs Relating to the Role of Genetic Variation in Disease and Drug Response are Risky

     We recently began to focus part of our business on developing databases and other products and services to assist pharmaceutical companies in a new and unproven area: the identification and correlation of genetic variation to disease and drug response. Hexagen, which will be an important part of this business, was founded in 1996 and has generated no revenues to date. We will incur significant costs over the next several years in expanding our research and development in this area. These increased costs will include costs resulting from hiring a substantial number of new employees and reagent costs associated with our genomic sequencing, gene mapping and SNP discovery programs. These activities may never generate significant revenues or profitable operations.

     This new aspect of our business will focus on SNPs, one type of genetic variation. The role of SNPs in disease and drug response is not fully understood, and relatively few, if any, therapeutic or diagnostic products based on SNPs have been developed and commercialized. Among other things, demand in this area may be adversely affected by ethical and social concerns about the confidentiality of patient-specific genetic information and about the use of genetic testing for diagnostic purposes.

     Except for a few anecdotal examples, there is no proof that SNPs have any correlation to diseases or a patient's response to a particular drug or class of drug. Identifying statistically significant correlations is time-consuming and could involve the collection and screening of a large number of patient samples. We do not know if the SNPs we have discovered to date are suitable for these correlation studies. Nor do we currently have access to the patient samples needed or technology allowing us to rapidly and cost-effectively identify pre-determined SNPs in large numbers of patients.

     Most SNPs may occur too infrequently to warrant their use in analyzing patients' genetic variation. We may have trouble identifying SNPs that both correlate with diseases or drug responses and occur frequently enough to justify their use by pharmaceutical companies.

     Our success will also depend upon our ability to develop, use and enhance new and relatively unproven technologies. Our strategy of using high-throughput mutation detection processes and sequencing to identify SNPs and genes rapidly is unproven. Among other things, we will need to improve the throughput of our SNP-discovery technology. We may not be able to achieve these necessary improvements, and other factors may impair our ability to develop our SNP-related products and services in time to be competitively available.



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Our Strategic Investments May Result in Losses and Other Adverse Effects

     We make strategic investments in joint ventures or businesses that complement our business. These investments, such as our investment in diaDexus, may:

     o often be made in securities lacking a public trading market or subject to trading restrictions, either of which increases our risk and reduces the liquidity of our investment,

     o require us to record losses and expenses related to our ownership interest,

     o require us to record charges related to the acquisition of in-process technologies or for the impairment in the value of the securities underlying our investment, and

     o require us to invest greater amounts than anticipated or to devote substantial management time to the management of research and development relationships and joint ventures.

The market values of many of these investments fluctuate significantly. We evaluate our long-term equity investments for impairment of their values on a quarterly basis. Impairment could result in future charges to our earnings. These losses and expenses may exceed the amounts that we anticipated. In addition, as part of our collaborative agreement with Oxford GlycoSciences plc relating to the joint development of a proteomics database, we agreed to reimburse Oxford GlycoSciences up to $5.0 million in 1999 if their revenues are insufficient to offset their expenses for services rendered.


Our Sales Cycle is Lengthy

     Our ability to obtain new subscribers for our databases, software tools and microarray and other services depends upon prospective subscribers' perceptions that our products and services can help accelerate drug discovery efforts. Our sales cycle is typically lengthy because we need to educate our potential subscribers and sell the benefits of our tools and services to a variety of constituencies within potential subscriber companies. In addition, each database subscription and microarray services agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that a subscription or services agreement will result. Actual and proposed consolidations of pharmaceutical companies have affected the timing and progress of our sales efforts. We expect that future proposed consolidations will have similar effects.

Patents and Other Proprietary Rights Provide Uncertain Protection

     We may be unable to protect our proprietary information. Our business and competitive position depend upon our ability to protect our proprietary database information and software technology, but our strategy of obtaining proprietary rights in as many genes and SNPs as possible is unproven. Despite our efforts to protect this information and technology, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Although our database subscription agreements require our subscribers to control access to our databases, policing unauthorized use of our databases and software may be difficult.

     We have been issued a number of patents with respect to the gene sequences in our databases and have filed for patents on selected features of our software. However, as of the date of this prospectus, we have no issued patents or registered copyrights for that software. We cannot prevent


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others from independently developing software that might be covered by copyrights issued to us, and trade secret laws do not prevent independent development.

     We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

     Our means of protecting our proprietary rights may not be adequate and our competitors may:

     o independently develop substantially equivalent proprietary information and techniques,

     o   otherwise gain access to our proprietary information, or

     o   design around patents issued to us or our other intellectual property.

     Our patent applications may conflict with others. Our current policy is to file patent applications on what we believe to be novel full-length and partial gene sequences obtained through our gene sequencing efforts. We have filed U.S. patent applications in which we have claimed certain partial gene sequences. We have also applied for patents in the U.S. and other countries claiming full-length gene sequences associated with cells and tissues involved in our gene sequencing program. We hold a number of issued U.S. patents on full-length genes and one issued U.S. patent claiming multiple partial gene sequences. A number of entities make certain gene sequences publicly available, which may adversely affect our ability to obtain patents on those genes.

     We believe that some of our patent applications claim genes that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in an interference before the United States Patent and Trademark Office.

     The USPTO has recommended that the Board of Patent Appeals and Interferences declare an interference with respect to a patent application directed to technology licensed exclusively to us and an Affymetrix patent that is the subject of our litigation with Affymetrix. The Board of Patent Appeals has also declared two interferences involving applications covering Incyte full-length genes, and has advised us of approximately 15 additional interferences that might be declared. We cannot predict whether any of the interferences would be resolved in our favor. Regardless of the outcome, interferences could be expensive and time-consuming.

     Enforcement of gene patents is uncertain. One of our strategies is to obtain proprietary rights in as many genes (including partial gene sequences) and SNPs as possible. While the USPTO has issued patents covering full-length genes, partial gene sequences and SNPs, we do not know whether or how courts may enforce those patents, if that becomes necessary. If a court finds these types of inventions to be unpatentable, or interprets them narrowly, the benefits of our strategy may not materialize.

     We may decide to abandon patent applications. The USPTO has had a substantial backlog of biotechnology patent applications, particularly those claiming gene sequences. In 1996, the USPTO issued guidelines limiting the number of partial gene sequences that can be examined within a single patent application. Many of our patent applications contain more partial sequences than the maximum


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number allowed under these guidelines. Due to the resources needed to comply with the guidelines, we may decide to abandon patent applications for some of our partial gene sequences.

     Because filing large numbers of patent applications and maintaining issued patents can be very costly, we may choose not to pursue every application. If we do not pursue patent protection for all of our full-length and partial gene sequences, the value of our intellectual property portfolio could be diminished. Because of the possible delay in obtaining allowance of some of our patent applications, and the secrecy of patent applications, we do not know if other applications having priority over ours have been filed.

     We may need to refile some of our patent applications, and the period of patent protection has been shortened. The value of our patents depends in part on their duration. The U.S. patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection, which may adversely affect our rights under any patents that obtain. We may need to refile applications claiming large numbers of gene sequences and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity.

     International patent protection is particularly uncertain. Biotechnology patent law outside the United States is even more uncertain and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our or our competitors' foreign patents, which could result in substantial costs and diversion of our efforts.

We May be Subject to Additional Litigation and Infringement Claims

     The technology that we use to develop our products, and those that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies attempt to discover genes and SNPs and engage in other genomic-related businesses.

     As is typical in the genomics, biotechnology and software industries, we have received, and we will probably receive in the future, notices from third parties alleging patent infringement. We believe that we are not infringing the patent rights of any such third party. Except for Affymetrix, no third party has filed a patent lawsuit against us.

     We may, however, be involved in future lawsuits alleging patent infringement or other intellectual property rights violations. In addition, litigation may be necessary to:

     o  assert claims of infringement,

     o  enforce our patents,

     o  protect our trade secrets or know-how, or


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     o  determine the enforceability, scope and validity of the proprietary rights of others.

     We may be unsuccessful in defending or pursuing these lawsuits. Regardless of the outcome, litigation can be very costly and can divert management's efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties' patents or proprietary rights. We may also be restricted or prevented from manufacturing or selling our products. Further, we may not be able to obtain the necessary licenses on acceptable terms, if at all.

We May Encounter Problems in Meeting Customers' Software Needs

     Our databases also require extensive software support and will need to incorporate features determined by database collaborators. If we experience delays or difficulties in implementing our database software or collaborator-requested features, we may be unable to service our collaborators.

Our Recent Acquisitions Involve Several Risks

     Our recent acquisitions of Synteni and Hexagen involve several potential operating and business risks, including potential problems and costs associated with integrating Synteni's and Hexagen's businesses, technologies and management with ours. Our integration efforts may also result in the loss of efficiency or employees.

     The combined companies may not realize any revenue enhancements or cost savings. Increases in other expenses and operating losses, including losses due to problems in integrating the acquired companies with ours, may offset any cost savings. Our combined operating results and financial condition may not be superior to what we could have achieved without these acquisitions, even if we integrate the acquired business efficiently, effectively and quickly. The combination of these businesses with ours may also take longer than expected.

     In particular, we began our integration of Hexagen recently. We will need to integrate Hexagen's technology with our existing technology and improve its throughput, in order to develop a SNP database. We may be unable to achieve the necessary improvements, which could slow our efforts to develop a SNP-related business. Also, since Hexagen is located in England, we may experience difficulties in integrating their operations with our U.S.-based operations. We may also incur an expense if the goodwill and other intangible assets associated with the Hexagen purchase are determined to be impaired in the future.

Future Acquisitions Will Create Risks and Uncertainties

     As part of our business strategy, we may acquire other assets, technologies and businesses. We acquired two companies in 1996, Synteni in January 1998, and Hexagen in September 1998.

     These and any future acquisitions involve risks such as the following:

     o  we may be exposed to unknown liabilities of acquired companies;

     o our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

     o we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting management's time and attention;

     o we may be unable to integrate or complete the development and application of acquired technology;

     o we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

     o our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses;

     o  we may be unable to retain key employees of the acquired businesses;

     o we may incur amortization expenses if an acquisition results in significant goodwill or other intangible assets; and

     o our stockholders may be diluted if we pay for the acquisition with equity securities.

In addition, if we acquire additional businesses that are not located near our Palo Alto, California headquarters, we may experience more difficulty integrating and managing the acquired businesses' operations.

We May Have Difficulty Managing Our Growth

     We expect to continue to experience significant growth in the number of our employees and the scope of our operations. This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems and to hire, train and manage our employees.

     In addition, we must continue to invest in customer support resources as the number of database collaborators and their requests for support increase. Our database collaborators typically have worldwide operations and may require support at multiple U.S. and foreign sites. To provide this support, we may need to open offices in addition to our Palo Alto, California headquarters and our offices in Fremont, California, St. Louis, Missouri and Cambridge, England, which could result in additional burdens on our systems and resources.

We Depend on Key Employees in a Competitive Market for Skilled Personnel

     We are highly dependent on the principal members of our management, operations and scientific staff, including Roy A. Whitfield, our Chief Executive Officer, and Randal W. Scott, our President and Chief Scientific Officer. The loss of any of these persons' services would have a material adverse effect on our business. We have not entered into any employment agreement with any of these persons and do not maintain a key person life insurance policy on the life of any employee.

     Our future success also will depend in part on the continued service of our key scientific, software, bioinformatics and management personnel and our ability to identify, hire and retain additional personnel, including customer service, marketing and sales staff. We experience intense competition for qualified personnel. We may not be able to continue to attract and retain personnel necessary for the development of our business.

We Depend on Third Parties for Necessary Equipment, Supplies and Data

     We rely on a small number of suppliers of gene sequencing machines and reagents required for gene sequencing. Although we are evaluating alternative gene sequencing machines, they may not be available in sufficient quantities or at acceptable costs. In addition, if a third party claims that our use of these machines infringes their patent rights, our use of these machines could become more costly or could be prevented. If we are unable to obtain additional machines or an adequate supply of reagents or other materials at commercially reasonable rates, our ability to identify genes and SNPs would be adversely affected.

     We rely on outside sources for tissue samples from which we isolate genetic material used in our operations. Our business could be adversely affected if we lose access to some of these sources, or if they charged us higher access fees or imposed tighter restrictions on our use of the information generated from the samples.

     We cannot control the performance of collaborators. We may enter into research and development relationships with corporate and academic collaborators and others. The success of these relationships depends upon third parties' performance of their responsibilities. Our ability to develop these relationships is uncertain, and any established relationships may prove unsuccessful. Our collaborators may also be pursuing alternative technologies or developing alternative products on their own or in collaboration with others, including our competitors.

     We rely on third-party data sources. We rely on scientific and other data supplied by others, including our academic collaborators and sources of tissue samples. These data could contain errors or other defects, which could corrupt our databases. In addition, we cannot guarantee that our data sources acquired this information in compliance with legal requirements. If either of these happen and become known, our business prospects could be adversely affected.

We May Need to Raise Additional Capital That May Not be Available

     Based upon our current plans, we believe that our existing resources and anticipated cash flow from operations can satisfy our capital needs for at least the next 12 months. However, our products and services may not produce revenues which, together with our existing cash and other resources, are adequate to meet our cash needs. Our cash requirements depend on numerous factors, including:

    o our ability to attract and retain collaborators for our databases and other products and services;

    o expenditures in connection with alliances, license agreements and acquisitions of and investments in complementary technologies and businesses;

    o the need to increase research and development spending as a result of competing technological and market developments;

     o the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights;

     o the purchase of additional capital equipment, including equipment necessary to process data for our databases and to ensure that our sequencing and microarray operations remain competitive;

     o  capital expenditures required to expand our facilities; and

     o  costs associated with the integration of acquired operations.

     Changes in our research and development plans or other changes affecting our operating expenses may alter the timing and amount of expenditures of our capital resources. If we need additional funding, we may be unable to obtain it on favorable terms, or at all. If adequate funds are not available, we may have to curtail operations significantly or obtain funds by entering into arrangements requiring us to relinquish rights to certain technologies, products or markets. In addition, if we raise funds by selling stock or convertible securities, our existing stockholders could suffer dilution.

Our Business Could be Affected by the Year 2000 Issue

     As a result of computer programs being written using two digits, rather than four, to represent year dates, the performance of our computer systems and those of our suppliers and customers in the Year 2000 is uncertain. Any computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations which disrupt our operations, such as a temporary inability to process transactions, send invoices or engage in other normal business activities.

     We are evaluating the Year 2000 readiness of the software products that we sell, the information technology systems used in our operations, and our other systems such as building security and voicemail. We currently anticipate that this project will consist of the following phases:

     o identifying all of our software products, information technology systems and other systems;

     o   assessing repair or replacement requirements;

     o   repair or replacement;

     o   testing;

     o   implementation; and

     o   creating contingency plans in the event of Year 2000 failures.

     We will initiate an assessment of all current versions of our software products and believe that this will be completed in the first half of 1999. Even so, whether a complete system or device in which a software product is embedded will operate correctly for an end-user depends largely on the Year 2000 compliance of other components, most of which are supplied by third parties.

     We rely, both domestically and internationally, upon various vendors, government agencies, utility companies, telecommunications service companies, delivery service companies and other service providers. We have no control over these third parties and they may suffer a Year 2000 business disruption.

     We also rely upon goods and services purchased from certain vendors, and our business could be disrupted if they fail to adequately address the Year 2000 issue. We are preparing to survey our principal vendors to assess the potential effect of the Year 2000 issue on their ability to supply us. We cannot currently predict the outcome of this effort. We intend to develop contingency plans regarding vendors whose failure to be Year 2000 ready is expected to have a material adverse impact on our operations. However, our vendors may be unable to supply important goods and services without material interruption and our contingency plans may not keep us adequately supplied.

     The demand for our products could also be affected by Year 2000 issues affecting our customers. We plan to develop a contingency plan for customers with Year 2000 problems, but we cannot presently determine what impact, if any, it will have.

     We are focusing on identifying and addressing all aspects of our operations that may be affected by the Year 2000 issue and are addressing the most critical applications first. We intend to develop and implement, if necessary, appropriate contingency plans to mitigate the effects of any Year 2000 noncompliance. We expect to have these plans completed in the second half of 1999. As part of the development of a contingency plan, we will evaluate our worst case scenario for Year 2000 noncompliance. Although the full consequences are unknown, the failure of our critical systems or those of our material vendors and other business partners to be Year 2000 complaint would interrupt our business.

Our Activities Involve Hazardous Materials and May Subject Us to Environmental Liability

     Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources.

     We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

Our Revenues Are Derived Primarily from the Pharmaceutical and Biotechnology Industries

     We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to the pharmaceutical and biotechnology industries. Accordingly, our success will depend directly upon the success of the companies within these industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries. These reductions and delays may result from factors such as:

     o   changes in economic conditions;

     o changes in the regulatory environment affecting health care and health care providers;

     o   pricing pressures;

     o   market-driven pressures on companies to consolidate and reduce costs;
         and

     o   other factors affecting research and development spending.

These factors are not within our control.

Our Business Could be Interrupted by Natural Disasters

     We conduct our sequencing and a significant portion of our other activities at our facilities in Palo Alto, California, and conduct our microarray-related activities at our facilities in Fremont, California. Both locations are in a seismically active area. Although we maintain business interruption insurance, we do not have or plan to obtain earthquake insurance. A major catastrophe (such as an earthquake or other natural disaster) could result in a prolonged interruption of our business.

Our Stock Price Has Been and Will Likely Continue to be Volatile

     Our stock price has been and is likely to be highly volatile, particularly due to our relatively limited trading volume. Our stock price could fluctuate significantly due to a number of factors, including:

     o  variations in our anticipated or actual operating results;

     o  sales of substantial amounts of our stock;

     o announcements about us or about our competitors, including technological innovations or new products or services;

     o litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

     o  conditions in the life sciences, pharmaceuticals or genomics industries;

     o  governmental regulation and legislation; and

     o changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

Many of these factors are beyond our control.

     In addition, the stock markets in general, and the Nasdaq National Market and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

     In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources.


                           PROCEEDS FROM THE OFFERING

     We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" below.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information as of February 1, 1999 regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Each of the selling stockholders owns less than 1% of the Company's outstanding common stock prior to the offering. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.



                                                            Shares                                     Shares
                                                         Beneficially                  Number        Beneficially
                                                          Owned Prior                 of Shares       Owned After
                                                          to Offering               Being Offered      Offering



Deutsche Bank AG, London Branch...........................  246,337                     98,535          147,802
Abingworth Bioventures SICAV..............................  90,403                      36,162           54,241
Atlas Venture Europe Fund B.V.............................  88,030                      35,212           52,818
PaineWebber International (U.K.) Ltd......................  87,558                      35,024           52,534
Schroder Ventures International Life Sciences
  Fund LP1................................................  74,187                      29,675           44,512
SUK VF IV Nominees Limited................................  58,687                      23,475           35,212
Mark Bodmer...............................................  42,554                      17,022           25,532
Andrew Sandham............................................  42,554                      17,022           25,532
Schroder Ventures International Life Science
  Fund Trust..............................................  26,113                      10,446           15,667
Alan Schafer..............................................  24,582                       9,833           14,749
Jamie Foster..............................................  24,560                       9,824           14,736
Rudolf Balling............................................  24,208                       9,684           14,524
Peter Goodfellow..........................................  24,208                       9,684           14,524
Celltech Group Plc........................................  23,475                       9,390           14,085
Schroder Ventures International Life Sciences
  Fund LP2................................................  16,486                       6,595            9,891
Thomas G. Micklem.........................................  1,320                          528              792
NEA Ventures 1996 L.P.....................................  775                            310              465
Michael Gilchrist.........................................  771                            309              462
Schroder Ventures Managers Limited (Schroder
  Ventures International Life Sciences
  Fund Co-Investment).....................................  587                            235              352
Lynda Connon..............................................  418                            168              250
Polly Weller..............................................  397                            159              238
Tom Weaver................................................  343                            138              205
Inge Louden van Bakel.....................................  323                            130              193
Jane Reed.................................................  273                            110              163
Ines Barroso..............................................  247                             99              148
Karen Thomas..............................................  220                             88              132
David Townley.............................................  212                             85              127
Andrew Ambler.............................................  198                             80              118
Simon Kelley..............................................  193                             78              115
Rachael Cubberley.........................................  190                             76              114
Allison Kingsbury.........................................  190                             76              114
Peter Swarbrick...........................................  190                             76              114



                                                       20






Naveed Anwar..............................................  176                             71              105
Gareth Maslen.............................................  176                             71              105
Mike Palmer...............................................  176                             71              105
Anne Elliot...............................................  143                             58               85
Darren Cuthbert-Heavens...................................  133                             54               79


     The shares being sold by the selling stockholders were issued in connection with the Company's acquisition of Hexagen Limited. The Company acquired all of the outstanding shares of Hexagen in exchange for shares of the Company's common stock. This prospectus is part of a registration statement that was filed pursuant to a Share Purchase Agreement dated as of September 21, 1998 among the Company and the former shareholders of Hexagen. Under the Share Purchase Agreement, the Company agreed to register up to 40% of the shares of common stock received by each former Hexagen shareholder pursuant to the Share Purchase Agreement and to keep the registration statement effective for a period of 180 days.

                              PLAN OF DISTRIBUTION

     The shares covered by this prospectus may be offered and sold at various times by the selling stockholders. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

     o a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

     o purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

     o ordinary brokerage transactions in which the broker solicits purchasers;

     o in connection with short sales, in which the shares are redelivered to close out short positions;

     o in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

     o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

     o   privately negotiated transactions; or

     o   in a combination of any of the above methods.

     In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

     The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

     The Company has agreed to bear all expenses of registration of the shares (other than fees and expenses, if any, of counsel or other advisors to the selling stockholders). Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.


                                  LEGAL MATTERS

     Certain legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for the Company by Pillsbury Madison & Sutro LLP, San Francisco, California.


                                     EXPERTS

     Ernst & Young LLP, independent auditors, audited the financial statements of Incyte Pharmaceuticals, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, included in Incyte's Current Report on Form 8-K dated June 12, 1998, as set forth in Ernst & Young's report included in that Form 8-K and incorporated by reference in this prospectus. These financial statements are incorporated in this prospectus by reference in reliance upon Ernst & Young's report, given on their authority as experts in accounting and auditing.

     The consolidated financial statements of Hexagen plc as of December 31, 1997, and for the year ended December 31, 1997, included in Incyte's Current Report on Form 8-K/A dated September 21, 1998, and incorporated by reference in this prospectus, have been audited by Coopers & Lybrand, independent auditors, as set forth in their report thereof included therein and incorporated herein by reference.


                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

     We have filed with the Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                       DOCUMENTS INCORPORATED BY REFERENCE

     The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

     o   Our Annual Report on Form 10-K for the year ended December 31, 1997.

     o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 1998, June 30, 1998, and September 30, 1998.

     o Our Current Reports on Form 8-K dated January 22, 1998 (as amended on Form 8-K/A filed on April 1, 1998), June 12, 1998, August 17, 1998, September 2, 1998, September 21, 1998 (as amended by Form 8-K/A filed on December 4, 1998), September 25, 1998, and February 3, 1999.

     o The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on January 5, 1996.

     o The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed under the Exchange Act on September 30, 1998.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

        Investor Relations
        Incyte Pharmaceuticals, Inc.
        3174 Porter Drive
        Palo Alto, California 94304
        Telephone (650) 845-4589





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